As filed with the Securities and Exchange Commission on August 12, 2025

Registration File No. 333-286091

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO

FORM S-3
REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

COMSTOCK INC.

(Exact name of registrant as specified in its charter)

Nevada	65-0955118
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

117 American Flat Road

Virginia City, NV 89440

(775) 847-5272

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Corrado De Gasperis

Executive Chairman & Chief Executive Officer

117 American Flat Road
Virginia City, NV 89440
(775) 847-5272

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

Clyde W. Tinnen, Esq.

Foley & Lardner LLP
777 East Wisconsin Avenue, 39th Floor
Milwaukee, WI 53202

(414) 271-2400

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated Filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act. ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (this “Amendment”) to the Registrant’s Registration Statement on Form S-3 (File No. 333-286091) (as amended, the “Registration Statement”), pursuant to Rule 462(d) under the Securities Act of 1933, as amended, solely to file an additional exhibit to such Registration Statement. Accordingly, this Amendment consists only of the facing page, this explanatory note, Item 16 of Part II of the Registration Statement, the signature page to Registration Statement and the new Exhibit 23.3. The prospectus and the balance of Part II of the Registration Statement, including the balance of Item 16 thereto, are unchanged and have been omitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits

(a) The exhibits listed in the following table have been filed as part of this registration statement.

Exhibit Number	Description of Exhibit
23.3*	Consent of Behre Dolbear & Company (USA) Inc.

* Filed herewith.

II-1

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Virginia City, Nevada, on August 12, 2025.

COMSTOCK INC.

By:	/s/ Corrado De Gasperis
Corrado De Gasperis
Executive Chairman & Chief Executive Officer
(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints Corrado De Gasperis as his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments to this registration statement (which includes any additional registration statement under Rule 462(b)) together with all schedules and exhibits thereto, (ii) act on, sign and file with the Securities and Exchange Commission any and all exhibits to this registration statement and any and all exhibits and schedules thereto, (iii) act on, sign and file any and all such certificates, applications, registration statements, notices, reports, instruments, agreements and other documents necessary or appropriate in connection with the registration or qualification under foreign and state securities laws of the securities described in this registration statement or any amendment thereto, or obtain an exemption therefrom, in connection with the offerings described therein and (iv) take any and all such actions which may be necessary or appropriate in connection therewith, granting unto such agents, proxies and attorneys-in-fact, and each of them individually, full power and authority to do and perform each and every act and thing necessary or appropriate to be done, as fully for all intents and purposes as he might or could do in person, and hereby approving, ratifying and confirming all that such agents, proxies and attorneys-in-fact, any of them or any of his or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Corrado De Gasperis	Executive Chairman & Chief Executive Officer and Director
Corrado De Gasperis	(Principal Executive Officer)	August 12, 2025

/s/ Judd B. Merrill
Judd B. Merrill	Chief Financial Officer (Principal Financial Officer)	August 12, 2025

/s/ Matthew J. Bieberly
Matthew Bieberly	Chief Accounting Officer (Principal Accounting Officer)	August 12, 2025

/s/ Leo M. Drozdoff
Leo Drozdoff	Director	August 12, 2025

/s/ William J. Nance
William Nance	Director	August 12, 2025

/s/ Walter A. Marting Jr.
Walter Marting	Director	August 12, 2025

/s/ Dr. Guez J. Salinas
Guez Salinas	Director	August 12, 2025

/s/ Kristin M. Slanina
Kristin Slanina	Director	August 12, 2025

II-2